Rule 424(b)(2)

Registration Statement No. 333-131159

Fixed Rate Notes: CUSIP 125581AW8; ISIN US125581AW87; Common Code 024269434

Floating Rate Notes: CUSIP 125581AV0; ISIN US125581AV05; Common Code 024269302

PRICING SUPPLEMENT NO. 1

Dated January 23, 2006 to

Prospectus, dated January 19, 2006 and

Prospectus Supplement, dated January 20, 2006

$1,750,000,000

CIT Group Inc.

$750,000,000 5.400% Senior Notes Due January 30, 2016

$1,000,000,000 Floating Rate Senior Notes Due January 30, 2009

Joint Lead Managers

BNP PARIBAS	Goldman, Sachs & Co.	Lehman Brothers

_____________________________

Co-Managers

Barclays Capital	Citigroup	Credit Suisse
Deutsche Bank Securities	HSBC	JPMorgan
LaSalle Capital Markets	Merrill Lynch & Co.	RBS Greenwich Capital

Junior Co-Managers

BNY Capital Markets, Inc.	Daiwa Securities SMBC Europe
Lloyds TSB	National Australia Bank Limited

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
5.400% Senior Notes due January 30, 2016	$750,000,000	99.885%	$80,250
Floating Rate Senior Notes due January 30, 2009	$1,000,000,000	100.000%	$107,000

(1) This registration fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes
Principal Amount:	$750,000,000 in Fixed Rate Notes; $1,000,000,000 in Floating Rate Notes.

Proceeds to Corporation:	99.435%, or $745,762,500, for the Fixed Rate Notes; 99.850%, or $998,500,000, for the Floating Rate Notes.

Underwriters’ Commission:	0.450%, or $3,375,000, for the Fixed Rate Notes; 0.150%, or $1,500,000, for the Floating Rate Notes.

Issue Price:	99.885%, or $749,137,500, for the Fixed Rate Notes; 100.000%, or $1,000,000,000 for the Floating Rate Notes.

Original Issue Date:	January 30, 2006, for each of the Fixed Rate Notes and the Floating Rate Notes.

Maturity Date:

January 30, 2016 for the Fixed Rate Notes and January 30, 2009 for the Floating Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate for Fixed Rate Notes:	The Fixed Rate Notes will bear interest at an annual rate of 5.400%.

Interest Rate Basis for the Floating Rate Notes:	LIBOR Telerate.

Index Maturity for the Floating Rate Notes:	Three months.

Spread for the Floating Rate Notes:	+15 basis points (0.15%).

Interest Rate Calculation for the Floating Rate Notes:	LIBOR Telerate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate for the Floating Rate Notes:	LIBOR Telerate determined two London Business Days prior to the Original Issue Date plus the Spread.

Specified Currency:	U.S. Dollars ($).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about January 30, 2006.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest Reset Dates for the Floating Rate Notes:

Quarterly on January 30, April 30, July 30, and October 30 of each year, commencing on April 30, 2006, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:

Interest will be paid on the Fixed Rate Notes on the Maturity Date and semiannually on January 30 and July 30 of each year, commencing on July 30, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Interest will be paid on the Floating Rate Notes on the Maturity Date and quarterly on January 30, April 30, July 30, and October 30 of each year, commencing on April 30, 2006, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, except that if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:

For the Fixed Rate Notes, interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Accrued interest with respect to the Floating Rate Notes will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date for the Floating Rate Notes:	Two London Business Days prior to each Interest Reset Date.

Calculation Date for the Floating Rate Notes:	The earlier of (i) the fifth Business Day after each Interest Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.

Minimum Interest Rate for the Floating Rate Notes:	0.0%.

Exchange Listing:	None.

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Other Provisions:

“Fixed Rate Notes” means the $750,000,000 5.400% Senior Notes Due January 30, 2016.

“Floating Rate Notes” means the $1,000,000,000 Floating Rate Senior Notes Due January 30, 2009, and together with the Fixed Rate Notes, the “Notes.”

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and with respect to the Floating Rate Notes, a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:	125581AW8 for the Fixed Rate Notes; 125581AV0 for the Floating Rate Notes.

ISIN:	US125581AW87 for the Fixed Rate Notes; US125581AV05 for the Floating Rate Notes.

Common Code:	024269434 for the Fixed Rate Notes; 024269302 for the Floating Rate Notes.

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PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated as of January 23, 2006, with the Underwriters named below, for whom BNP Paribas Securities Corp., Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount of
	Fixed Rate Notes	Floating Rate Notes
BNP Paribas Securities Corp.	$195,000,000	$260,000,000
Goldman, Sachs & Co.	195,000,000	260,000,000
Lehman Brothers Inc.	195,000,000	260,000,000
Barclays Capital Inc.	16,667,000	22,223,000
Citigroup Global Markets Inc.	16,667,000	22,222,000
Credit Suisse Securities (USA) LLC	16,667,000	22,222,000
Deutsche Bank Securities Inc.	16,667,000	22,222,000
Greenwich Capital Markets, Inc.	16,667,000	22,222,000
HSBC Securities (USA) Inc.	16,667,000	22,223,000
J.P. Morgan Securities Inc.	16,666,000	22,222,000
LaSalle Financial Services, Inc.	16,666,000	22,222,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	16,666,000	22,222,000
BNY Capital Markets, Inc.	3,750,000	5,000,000
Daiwa Securities SMBC Europe Limited	3,750,000	5,000,000
Lloyds TSB Bank plc	3,750,000	5,000,000
National Australia Bank Limited	3,750,000	5,000,000
Total	$750,000,000	$1,000,000,000

We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.30% of the principal amount of the Fixed Rate Notes and 0.10% of the principal amount of the Floating Rate Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.10% of the principal amount of the Fixed Rate Notes and 0.05% of the principal amount of the Floating Rate Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

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Certain of the underwriters may make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such Underwriters and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such Underwriters based on transactions they conduct through the system. Such Underwriters will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Daiwa Securities SMBC Europe Limited, Lloyds TSB Bank plc and National Australia Bank Limited are not U.S. registered broker-dealers and, therefore, to the extent they intend to effect any sales of the Notes in the United States, they will each do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectuses (collectively, the “Offering Documents”) (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

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